Mail Stop 6010

May 7, 2008

Joseph M. Cummins
President, Chief Executive Officer and Chairman
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, Texas 79110-4225

> **Re: Amarillo Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2008**
> **File No. 333-150421**

Dear Mr. Cummins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the Securities Purchase Agreement, as amended, contemplated the possibility of a "Second Closing" on or before March 15, 2008. Supplementally, please confirm that no additional securities were sold in connection with the "Second Closing" or, if any securities were sold in such closing, please revise your disclosure in your prospectus to describe the terms of that subsequent sale.

2. You state that Commonwealth Associates, LP is a broker-dealer. Supplementally, tell us the material terms of the transactions that culminated in Commonwealth owning the shares it is offering, including when the shares were purchased, the price and type of consideration Commonwealth paid for the shares, and exemptions from registration upon which you relied when you issued the shares.

Dollar value of underlying securities

3. Please provide us, with a view toward disclosure in the prospectus, with the total
    dollar value of the securities underlying the convertible preferred stock that you
    have registered for resale (using the number of underlying securities that you have
    registered for resale and the market price per share for those securities on the date
    of the sale of the convertible preferred stock).

Payments to the investor and affiliates

4. Please provide us, with a view toward disclosure in the prospectus, with tabular
    disclosure of the dollar amount of each payment (including the value of any
    payments to be made in common stock) in connection with the transaction that
    you have made or may be required to make to any selling stockholder, any
    affiliate of a selling stockholder, or any person with whom any selling stockholder
    has a contractual relationship regarding the transaction (including any interest
    payments, liquidated damages, payments made to "finders" or "placement
    agents," and any other payments or potential payments). Please provide footnote
    disclosure of the terms of each such payment. Please do not include any
    repayment of the convertible preferred stock in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with
    disclosure of the net proceeds to the issuer from the sale of the convertible
    preferred stock and the total possible payments to all selling shareholders and any
    of their affiliates in the first year following the sale of the convertible preferred
    stock.

Potential profits on conversion

5. Please provide us, with a view toward disclosure in the prospectus, with tabular
    disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the
      conversion discount for the securities underlying the convertible preferred
      stock, presented in a table with the following information disclosed
      separately:

      - the market price per share of the securities underlying the convertible
        preferred stock on the date of the sale of the convertible preferred stock;

      - the conversion price per share of the underlying securities on the date of
        the sale of the convertible preferred stock, calculated as follows:

        - if the conversion price per share is set at a fixed price, use the price
          per share established by the convertible preferred stock; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the convertible preferred stock);

- the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Total potential profit from other securities

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Comparison of issuer proceeds to potential investor profit

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 4;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 5 and 6.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 4 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 5 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

<u>Prior transactions between the issuer and the selling shareholders</u>

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

   - the date of the transaction;

   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

   - the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

   - the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

   - the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

   - the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Comparison of registered shares to outstanding shares

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The issuer's intention and ability to make all convertible preferred stock payments

10. Please tell us, with a view toward disclosure in the prospectus, whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

Relationships between the issuer and selling shareholders

11. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578, Michael Reedich, Special Counsel, at (202) 551-3612 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darrin Ocasio, Esq.
        David B. Manno, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006